EXHIBIT (a)(1)

GENE LOGIC INC.
OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS
________________________________________

YOUR RIGHT TO REQUEST THAT WE EXCHANGE YOUR OPTIONS
AND YOUR RIGHT TO WITHDRAW SUCH REQUEST
EXPIRE AT 12:00 NOON, EASTERN STANDARD TIME, ON DECEMBER 10, 2002, UNLESS
EXTENDED
________________________________________

     We are offering eligible employees the opportunity to ask us to exchange certain of their outstanding stock options for new options on the terms described herein.

     You are an eligible employee (“eligible employee”) and may participate in this offer if (a) you are an employee of Gene Logic as of the date we accept properly tendered options in this offer (the “acceptance date”) and (b) you have not received options with an exercise price of less than $11.00 per share after May 4, 2002. The acceptance date is currently scheduled to occur on December 11, 2002. If you received an option with an exercise price of less than $11.00 per share at any time after May 4, 2002, you are not eligible to participate in this offer.

     In addition, only those outstanding stock options granted under our 1996 Stock Plan, as amended (the “1996 plan”) and the 1997 Equity Incentive Plan, as amended (the “1997 plan” and, together with the 1996 plan, the “plans”), with exercise prices of $11.00 or more per share are eligible for exchange (the “eligible options”). None of the outstanding stock options granted under the 1996 plan have an exercise price of $11.00 or more and, consequently, it is contemplated that none of such options are eligible for exchange.

     The new options will be exercisable for four (4) shares of our common stock for every five (5) shares of our common stock issuable upon exercise of a surrendered option, rounded down to the nearest whole number of shares. If you wish to exchange options, you do not need to surrender all of your eligible options. However, any eligible option that you elect to surrender must be surrendered in full. We will issue any new options under our 1997 plan. If you are an eligible employee and were granted options after May 4, 2002, and you wish to surrender any eligible options, you will be required to surrender all options received after May 4, 2002 that have an exercise price less than the exercise price of any other option that you request that we exchange.

     The new options will not be granted prior to the first business day that is at least six months plus one day after the properly tendered options are accepted by us for exchange, subject to the terms described in these materials. You will receive a grant of new options only if you are employed by us from the acceptance date through the date that the new options are granted.

     We are making this offer upon the terms and subject to the conditions described in the enclosed materials, including those we describe in Section 6. This offer is not conditioned upon a minimum number of options being surrendered for exchange.

IMPORTANT

     To request that we exchange your eligible options pursuant to this offer, you must, in accordance with the terms of the election form that will be mailed to your home or office address or emailed to your office email address on or about November 7, 2002, properly complete and deliver the election form to Gerri Smith by fax at (301) 987-1701 or by mail or hand delivery to her attention at 708 Quince Orchard Road, Gaithersburg, Maryland 20878. We must receive your properly completed election form before 12:00 Noon, Eastern Standard Time, on December 10, 2002. Election or withdrawal forms received after this date and time will be disregarded. The election form provides that the term of any eligible option that you surrender will expire on the acceptance date if it is accepted by us for exchange. Although we reserve the right to extend this offer at our sole discretion, we currently have no intention of doing so.

     Subject to our rights to extend, terminate and amend this offer, and subject to our right to reject all requests for exchange at our sole discretion, we expect that we will accept promptly after the expiration of this offer all properly surrendered options that are not validly withdrawn and we will notify you of our acceptance on the date that is one business day subsequent to the expiration date. The acceptance date is currently scheduled to occur on December 11, 2002. Upon our acceptance of the options you surrender for exchange, the surrendered options will expire and be canceled and you will no longer have any right to purchase our common stock under those options.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD SURRENDER OR NOT SURRENDER YOUR OUTSTANDING STOCK OPTIONS FOR EXCHANGE THROUGH THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION IN THESE MATERIALS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THESE MATERIALS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

     Participation in this offer involves a number of potential risks, including those we describe in Section 9. You should carefully consider these risks and are encouraged to speak with your own legal, financial or tax advisors as necessary before deciding whether or not to request that we exchange your options in this offer.

     The date of this offer to exchange is November 7, 2002.

ii

FREQUENTLY ASKED QUESTIONS AND SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about our offer. We urge you to read all of these materials carefully because the information in this summary is not complete. We have included references to the relevant sections following this summary where you can find a more complete description of the topics in this summary.

1.	Who may participate in this offer? Who is an eligible employee?

     You may participate in this offer if (a) you are an employee of Gene Logic on the acceptance date and (b) you have not received any options with an exercise price of less than $11.00 per share after May 4, 2002. The acceptance date is currently scheduled to occur on December 11, 2002. If you received an option with an exercise price of less than $11.00 per share at any time after May 4, 2002, you are not eligible to participate in this offer. Only if you meet both of the requirements set forth in (a) and (b) above are you an “eligible employee.” (See Section 1.)

2.	What options are covered by this offer?

     We are offering to eligible employees the opportunity to ask us to exchange any or all outstanding stock options granted under the 1996 plan and the 1997 plan with an exercise price of $11.00 or more per share. (See Section 1.) None of the outstanding stock options granted under the 1996 plan have an exercise price of $11.00 or more and, consequently, it is contemplated that none of such options are eligible for exchange.

3.	Why are we making this offer?

     Many of our employees’ outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We are making this offer in order to provide these optionholders with the benefit of owning options that over time may have a greater potential to increase in value. We believe that this will create better performance incentives for these optionholders and thereby align the interests of our current employees with those of our stockholders in maximizing stockholder value. (See Section 2.)

4.	Are there conditions to this offer?

     This offer is not conditioned upon any minimum threshold number of options being surrendered for exchange by eligible employees. The offer is, however, subject to a number of other conditions with regard to events that could occur before the expiration of the offer. These events include a change in accounting principles, a lawsuit challenging the offer, a third-party tender offer for our common stock or an acquisition proposal for Gene Logic. In addition, if you are an eligible employee and were granted options after May 4, 2002 and you wish to surrender any eligible options, you will be required to surrender all options received after May 4, 2002 that have an exercise price less than the exercise price of any other option you surrender. These and various other conditions are more fully described in Sections 1 and 6.

5.	What if I am an employee of Gene Logic on the acceptance date, but I am not an employee on the grant date of the new options?

     If you tender your options for exchange, you will receive a grant of new options in this offer only if you are an employee of Gene Logic from the acceptance date through the date that we grant the new options. As discussed below, we plan to grant the new options during the 30 day period beginning on the first business day that is at least six months and one day following the acceptance date. The scheduled acceptance date is December 11, 2002 and, consequently, the new option grant date will not occur until on or after June 12, 2003. We expect that the options surrendered for exchange will expire and be canceled on the acceptance date. If, for any reason, you are not an employee of Gene Logic from the acceptance date through the date that we grant the new options, then you will not receive any new options nor will you receive any other consideration in exchange for your surrendered options. This means that if you die, become disabled, terminate your employment with or without a good reason, or we terminate your employment with or without cause, before the date that we grant the new options, then you will not receive anything for the options that you surrendered and were canceled.

     Participation in the offer does not confer upon you any right to remain in the employment or other service of Gene Logic.

6.	How many new options will I receive in exchange for the options I surrender for exchange?

     Subject to the terms and conditions described in this offer, for every five (5) shares of common stock subject to the unexercised portion of your surrendered option, you will receive an option to purchase four (4) shares of common stock, rounded down to the nearest whole number. For example:

IF YOU SURRENDER AN UNEXERCISED OPTION FOR:	YOU WILL RECEIVE A NEW OPTION FOR:

10,000 shares	8,000 shares
7,500 shares	6,000 shares
5,000 shares	4,000 shares

     (See Section 1.)

7.	When will I receive my new options?

     We plan to grant the new options during the 30 day period beginning on the first business day that is at least six months plus one day following the acceptance date, on which date options accepted for exchange will be canceled. If the offer expires on December 10, 2002 and the acceptance date is December 11, 2002, as currently planned, we expect that new options will be granted between June 12, 2003 and July 11, 2003. We expect to distribute the new option agreements within thirty days after the grant date of the new options.

     As discussed above, you must be employed by us from the acceptance date through the new grant date in order to receive the new options. (See Section 5.) Furthermore, you might not receive new options if prior to the grant of new options Gene Logic enters into an agreement for merger or other similar transaction in which there is to be a change in control of Gene Logic. (See Question 17.)

8.	Why won’t I receive my new options immediately after the expiration date of this offer?

     In order to avoid our being subject to the undesirable accounting consequences described below, the new options will not be issued immediately after the expiration date of this offer. If we grant the new options on any date earlier than six months plus one day after the date the options surrendered for exchange expire and are canceled, we would be required for accounting purposes to treat the new options as variable awards. This means that we would be required periodically to reflect in our financial statements increases and decreases in the price of our common stock as a compensation expense (or credit) relating to the options. We would have to continue this variable accounting for these options until they were exercised, forfeited or terminated. The higher the market value of our common stock, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months plus one day, we believe we will not have to treat the options as variable awards. (See Section 11.)

9.	What will the exercise price of the new options be?

     The exercise price of any new options granted by us to you in exchange for your surrendered options will be the fair market value of a share of our common stock on the grant date (we expect that the grant date will be between June 12, 2003 and July 11, 2003). Under the 1997 plan, fair market value is determined by the closing price reported on The Nasdaq National Market on the last trading date prior to the grant date. Because we will not grant new options prior to the first business day that is at least six months plus one day following the acceptance date, it is possible that the new options may have a higher exercise price than some or all of your current options. We recommend that you, among other things, obtain current market quotations for our common stock before deciding whether to request that we exchange your eligible options. (See Sections 7 and 8.)

10.	When will the new options vest?

     A new option granted in exchange for your surrendered option will generally have the same vesting schedule as the old option for which it is exchanged. To the extent that your old option was vested when surrendered, any new option granted in exchange will be vested to the same extent on a percentage basis and will reflect vesting that would have occurred under the surrendered option during the period between the acceptance date and the grant date of the new replacement options.

     However, new options granted to “non-exempt” employees within the meaning of the Fair Labor Standards Act (“FLSA”) (i.e. employees entitled to be paid overtime) will not be exercisable until six months after the date of the new option grant. For example: If you tender an option for 1,000 shares and the entire option has already vested, and assuming you are granted a new option on June 12, 2003, then generally your new option will be for 800 shares and will be fully vested. However, if you are a “non-exempt” employee within the meaning of FLSA, your options will not be exercisable until six months after the date of the new option grant. Accordingly, if you surrender options you will have to remain employed at Gene Logic until at least December 12, 2003 before your new options become exercisable again.

11.	As a non-exempt employee, why do I have to wait until six months after the new grant date to exercise my new options?

     Pursuant to a change to the FLSA and its implementing regulations, if options held by non-exempt employees are exercisable within six months of the grant date, we could become subject to unpredictable and expensive costs relating to the payment of overtime. If non-exempt employees are restricted from exercising during the first six months following the grant date, we will not be subject to these costs. Accordingly, we have implemented this restriction so that we may properly forecast and prudently manage our general and administrative costs. Except as set forth above, with respect to vesting of options and other terms and conditions of the new options, non-exempt employees will be treated the same as exempt employees and maintain the same vesting schedule for the new options. (See Section 8.)

12.	When will the new options expire?

     A new option granted in exchange for an eligible option will have the same expiration date as the original expiration date of the old option for which it was exchanged. (See Section 8.)

13.	Will I have to wait longer to purchase common stock under my new options than I would under the options I surrender?

     Yes, to the extent that your surrendered options are vested. You could exercise the vested portion of your eligible options at any time in accordance with their terms if you do not surrender them. If you do surrender them, you will not be able to exercise the vested portion of your new options until, at the earliest, the new grant date. If you are a “nonexempt” employee under FLSA you will have to wait even longer (six months) to purchase our common stock under your new options. (See Questions 10 and 11).

14.	If I elect to exchange eligible options, do I have to exchange all of my eligible options or can I just exchange some of them?

     If you were granted no options after May 4, 2002 and you elect to exchange an option, you do not need to exchange all of your eligible options. For example, if you have three option grants at different exercise prices, $30.00, $20.00 and $10.00, and you elect to surrender options in this offer, you can exchange the $30.00 option grant and not exchange the $20.00 option grant (or vice versa). You must exchange 100% of any option grant that you are surrendering for exchange. You will not be able to exchange the $10.00 option grant for a new option because it has an exercise price of less than $11.00 per share and, therefore, is not an eligible option. (See Sections 1 and 3.)

     If you were granted options after May 4, 2002, because of accounting rules, if you decide to exchange any of your eligible options, then you must surrender all of the options that you received after May 4, 2002 that have an exercise price less than the exercise price of any other options you elect to surrender for exchange.

15.	Will I be required to give up all my rights to the surrendered options?

     Yes. Once we have accepted options surrendered by you, those options will expire and be canceled and you will no longer have any rights under those options. Although we reserve the right to accept or reject surrendered options, in whole or in part, we expect that we will accept for exchange all eligible options that eligible employees properly surrender to us prior to the expiration of this offer and that have not been validly withdrawn prior to such expiration.

16.	If I surrender options in this offer, will I be eligible to receive other option grants before I receive my new options?

     No. If we accept options you surrender in this offer, you may not receive any other option grants, including grants upon promotions, during the period from the acceptance date to the date we grant your new options. This generally is necessary to avoid incurring any compensation expense against our earnings due to the accounting rules that could apply to any interim option grants as a result of this offer. (See Section 9.)

17.	What if Gene Logic prior to the grant of new options enters into an agreement for a merger or other similar transaction in which there is to be a change in control of Gene Logic?

     We cannot ignore the possibility that a transaction that could lead to a change of control of Gene Logic could be proposed. We reserve the right to terminate the offer prior to its expiration upon the occurrence of certain events, including if a tender or exchange offer with respect to some or all of our common stock or a merger or acquisition proposal for us is proposed, announced or made by another person or entity or is publicly disclosed. In such a case, you would simply keep your outstanding options and you would no longer have the opportunity to exchange the options in this offer.

     It is possible that after the acceptance date and prior to the grant of new options, we could enter into an agreement for a merger or other similar transaction that could result in a material change in our business or management. We expect that we would negotiate with any such acquiring or surviving company to honor our promise to grant new stock options. However, if we were not successful in these negotiations, you could receive options with different terms than the new options contemplated by this offer or you could receive no stock options or any other consideration in exchange for your surrendered options.

     Depending on the structure or the type of the transaction, if you surrender options in this exchange, you might, among other things, be deprived of any future price appreciation in the shares subject to the new options by being given cash instead of options or you might receive an option to purchase a security other than our common stock.

18.	Will I have to pay U.S. federal income taxes if I exchange my options in this offer?

     If you request that we exchange your eligible options for new options, under current law, you should not recognize income for U.S. federal income tax purposes upon expiration and cancellation of your eligible options or upon our grant to you of new options. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options in the offer. Foreign, state and local tax consequences may be different. (See Section 13.)

19.	Will my new options be incentive stock options?

     Except as explained below, all new options that are granted in exchange for surrendered options are intended to be incentive stock options. One of the requirements to qualify as an incentive stock option is a limit on the amount of all incentive stock options granted to you by us that can first become exercisable in any one calendar year. In particular, for each employee, no more than $100,000 of incentive stock options can first become exercisable in any one calendar year. The $100,000 amount is calculated by multiplying the number of shares subject to all of your options intended to be incentive stock options, which first become vested in the relevant year, by the fair market value of the common stock on the respective option grant date. The entire portion of your new options that is vested on the grant date will be considered first exercisable in 2003. Therefore, it is possible that a portion of your new options (plus the applicable portion of any ISOs not surrendered) that are intended to be incentive stock options may exceed the $100,000 limit for any given year. That portion (according to the order in which your options are granted) in excess of $100,000 will be deemed to be a nonqualified stock option. Also, the holding period for favorable tax treatment of your new options that qualify as incentive stock options will begin on the grant date of the new options regardless of the amount of time you have held any incentive stock options tendered in the offer.

20.	What happens to options not surrendered pursuant to this offer?

     Options that are not surrendered remain outstanding until they are exercised, expire or are terminated by their terms. These options will retain their current exercise price and current vesting schedule.

     There is a risk that the IRS could successfully assert a position that could result in extending the requisite holding periods of eligible incentive stock options’ which you do not exchange, in order to qualify for favorable tax treatment, or in the converting of eligible incentive stock options into nonqualified stock options. We do not know if the IRS will assert such a position. We believe that by reserving a right to reject any options surrendered for exchange, we have structured this offer so as to mitigate the risk that the IRS would make such an assertion. (See Section 13.).

21.	When does this offer expire? Can this offer be extended and, if so, how will I know if it is extended?

     This offer will expire on December 10, 2002, at 12:00 Noon, Eastern Standard Time, unless we extend it.

     Although we do not currently intend to do so, we may, in our sole discretion, extend this offer at any time. If we extend this offer, we will notify you of the extension, the new expiration date of the offer and the new anticipated grant date for the new options. (See Sections 1 and 14.)

22.	What do I need to do to surrender options?

     To elect to surrender your options for exchange, you need to properly complete the election form (including the exhibit identifying options to be surrendered) that will be mailed to your home or office address or emailed to your office email address on or about November 7, 2002, and deliver it before 12:00 Noon, Eastern Standard Time, on December 10, 2002, to Gerri Smith by fax at (301) 987-1701 or by mail or hand delivery to her attention to 708 Quince Orchard Road, Gaithersburg, Maryland 20878.

     If we extend this offer beyond December 10, 2002, then you must deliver a properly completed election form and the other required documentation before the extended expiration date. We have reserved the right, at our sole discretion, to reject any or all requests to exchange eligible options. Although we may reject any or all requests by eligible employees to exchange eligible options at our sole discretion, we expect to accept for exchange all eligible options that eligible employees request us to exchange promptly after this offer expires. If you do not properly complete and deliver the election form before this offer expires, it will have the same effect as if you rejected this offer.

23.	Can I change or withdraw my election regarding options I surrender?

     Yes, you may change or withdraw your election regarding options at any time before the offer expires. The offer is currently scheduled to expire at 12:00 Noon, Eastern Standard Time on December 10, 2002. If we extend the offer beyond that time, you may change your election before the offer, as extended, expires. To change your election you must deliver a new properly completed election form that is clearly dated after your original election form to Gerri Smith of Gene Logic by fax at (301) 987-1701 or by mail or hand delivery to her attention at 708 Quince Orchard Road, Gaithersburg, Maryland 20878 prior to the expiration of the offer. If you change your election, you must indicate on the exhibit to the new, properly completed election form all eligible options you wish to include in the exchange. Once we receive a new, properly completed election form submitted by you, your previously submitted election form will be disregarded. You may also completely withdraw from participation in the offer by delivering a notice of withdrawal to Gerri Smith by fax or mail or hand delivery at any time before the offer expires. (See Section 4.) The election form and notice of withdrawal are included in the materials provided to you. Additional copies of such forms may be obtained from Gerri Smith or on our Intranet site at http://glgc by clicking on Human Resources and selecting HR Forms.

24.	What do we recommend you do in response to this offer?

     Although our Board of Directors has approved this offer, it recognizes that your decision is an individual one that should be based on a variety of factors. Participation in this offer involves a number of potential risks, including those we describe in Section 9. You should carefully consider these risks and are encouraged to speak with your own legal, financial or tax advisors as necessary before deciding whether or not to request that we exchange your options in this offer. We are not making a recommendation to as to whether or not you should ask us to exchange options pursuant to this offer.

25.	Whom can I talk to if I have questions about this offer?

     If you have any questions regarding this offer please send an email to Gerri Smith at gsmith@genelogic.com.

THE OFFER

1.	ELIGIBLE EMPLOYEES; NUMBER OF OPTIONS; EXPIRATION DATE

     We are offering eligible employees the opportunity to ask us to exchange their eligible stock options for new options. You are an eligible employee if (a) you are an employee of Gene Logic on the acceptance date and (b) you have not received any options with an exercise price of less than $11.00 per share after May 4, 2002. The acceptance date is currently scheduled to occur on December 11, 2002. If you received an option with an exercise price of less than $11.00 per share at any time after May 4, 2002, you are not eligible to participate in this offer. Only if you meet both of the requirements set forth in (a) and (b) above are you an “eligible employee.”

     Eligible options are all outstanding stock options that have an exercise price of $11.00 or more per share and were granted under our 1996 plan and 1997 plan, which we refer to as the “plans.” None of the outstanding stock options granted under the 1996 plan have an exercise price of $11.00 or more and, consequently, it is contemplated that none of such options are eligible for exchange.

     You will receive grants of new options only if you are employed by us from the acceptance date through the date that the new options are granted. The new options will not be granted prior to the first business day that is at least six months plus one day after the acceptance date.

     You might not receive new options if prior to the grant of new options Gene Logic enters into an agreement for merger or other similar transaction in which there is to be a change in control of Gene Logic. (See Section 6).

     If you are an eligible employee and were granted options after May 4, 2002 and you wish to surrender any eligible options, you will be required to surrender all options received after May 4, 2002 that have an exercise price less than the exercise price of any other option that you request that we exchange.

     If you request that we exchange one or more of your eligible option grants, you must request that we exchange 100% of each such option grant (i.e., you may not request the partial surrender of an option grant unless it is the entire unexercised portion of such grant), but you may elect to exchange some grants and not others. Our offer is subject to the terms and conditions described in these materials. We will only consider exchanging eligible options that are properly tendered (and not validly withdrawn) in accordance with Section 3.

     For every five (5) shares subject to the unexercised portion of your surrendered eligible option, you will receive an option to purchase four (4) shares. Options will not be issued for fractional shares of common stock, and any fractional shares that would have resulted from the five to four conversion ratio will be rounded down to the nearest whole share. For example:

IF YOU SURRENDER AN UNEXERCISED OPTION FOR:	YOU WILL RECEIVE A NEW OPTION FOR:

10,000 shares	8,000 shares
7,500 shares	6,000 shares
5,006 shares	4,004 shares
5,000 shares	4,000 shares

     Except as described below, a new option granted in exchange for an eligible option will be vested and exercisable at the time of grant to the same extent on a percentage basis that the surrendered option would have been vested and exercisable had it remained in effect. The remaining installments of this new option will vest on the same vesting schedule on a percentage basis as your surrendered option would have vested had it not been surrendered.

     New options granted to “non-exempt” employees within the meaning of the FLSA (i.e. employees entitled to be paid overtime) will not be exercisable until six months after the date of the new option grant.

     An election form, including a statement of your eligible stock option grants, will be mailed to your home or office address or emailed to your office email address on or about November 7, 2002. The election form will provide that the term of any eligible option that you surrender will expire and the option will be canceled on the acceptance date. We will issue any new options under our 1997 plan, documented by a new incentive stock option agreement and/or nonqualified stock option agreement with you, depending on the options you surrender and certain tax requirements.

     The term “expiration date” means12:00 Noon, Eastern Standard Time, on December 10, 2002, unless and until we extend the period of time during which this offer will remain open. If we extend the period of time during which this offer remains open, the term “expiration date” will refer to the latest time and date at which this offer expires.

     We will notify you, prior to the expiration date, if we decide to take any of the following actions:

•	increase or decrease what we will give you in exchange for your surrendered options;

•	increase or decrease the option exercise price that serves as the threshold for options eligible to be exchanged in this offer; or

•	change any material criteria for eligibility to participate.

     If this offer is scheduled to expire within ten business days from the date we notify you of such an action, we will extend this offer for a period ending no earlier than ten business days after the date that we notify optionholders of such a change.

     A “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 Noon, Eastern Standard Time.

2.	PURPOSE OF THIS OFFER

     We are making this offer to create a performance-oriented environment for our employees. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock as reported on The Nasdaq National Market. By making this offer, we intend to enhance stockholder value by creating better performance incentives for, and thus increasing retention of, our employees.

     Except as otherwise described in these materials or in our filings with the Securities and Exchange Commission (the “SEC”), we presently have no plans or proposals that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries, other than any such transaction that is not material to the business or operations of Gene Logic or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any subsidiary’s assets;

•	any material change in our present dividend rate or policy, indebtedness or capitalization;

•	any change in our present Board of Directors or senior management, including a change in the number or term of Directors or to fill any existing board vacancies or a change in any executive officer’s material terms of employment;

•	any other material change in our corporate structure or business;

•	our common stock not being authorized for listing on The Nasdaq National Market;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”);

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in connection with our stock incentive plans; or

•	any change to our certificate of incorporation or bylaws.

     NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD REQUEST THAT WE EXCHANGE YOUR OPTIONS, NOR HAVE WE AUTHORIZED ANYONE TO MAKE SUCH RECOMMENDATION. YOU ARE URGED TO EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS OFFER TO EXCHANGE AND THE RELATED COVER LETTER AND TO CONSULT YOUR OWN LEGAL, FINANCIAL AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER OR NOT TO REQUEST THAT WE EXCHANGE YOUR OPTIONS.

3.	PROCEDURES FOR SURRENDERING OPTIONS

     Proper Surrender of Options. To request that we exchange some or all of your eligible options, properly complete the election form (including the exhibit) and deliver the election form, along with any other required documents, to Gerri Smith of Gene Logic by fax at (301) 987-1701 or by mail or hand delivery to her attention at 708 Quince Orchard Road, Gaithersburg, Maryland 20878. The election form provides that the term of any eligible option that you surrender will expire and the option will be canceled on the date of acceptance. We must receive all of the required documents before 12:00 Noon, Eastern Standard Time, on the expiration date. The expiration date is December 10, 2002, unless we extend the period of time during which this offer will remain open. We currently have no intention of extending the deadline, and in any case we cannot extend the deadline for any one person or group of people. However, in the event that we do extend this offer beyond December 10, 2002, then you must deliver a properly completed election form and other required documentation before the extended expiration date.

     The method of delivery of all documents, including election forms and any notices to change your election and any other required documents, is at your election and risk. You should allow sufficient time to ensure timely delivery.

     Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the number of shares subject to eligible options and the validity, form, eligibility, including time of receipt, and acceptance of any surrender of options. Our determination of these matters will be final and binding on all parties. Furthermore, subject to our compliance with Rule 13e-4 under the Exchange Act, we reserve the right to reject any or all surrenders of options in our sole discretion. We further reserve the right to waive any of the conditions of this offer or any defect or irregularity in any surrender of any particular options or for any particular optionholder, and we will waive the same condition, defect or irregularity for all optionholders in the same circumstances. This is a one-time offer, and we will strictly enforce this offer period, subject only to an extension that we may grant in our sole discretion.

     Our Acceptance Constitutes an Agreement. By requesting that we accept your surrendered options for exchange under this offer, you accept the terms and conditions of this offer. Our acceptance for exchange of your surrendered options through this offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of this offer. The notice of acceptance, which notice we will give you promptly following our acceptance for exchange of your surrendered options, reflects this commitment. Subject to our rights to extend, terminate and amend this offer, and subject to our right to reject any or all requests for exchange at our sole discretion, we expect that we will accept for exchange all eligible options that you properly surrender to us prior to the expiration of this offer and that you have not validly withdrawn.

4.	CHANGE IN ELECTION

     You may only change your election to request that we exchange your options by following the procedures described in this section. You may not request that we exchange partial option grants, unless it is the entire unexercised portion of the grant. If you request that we exchange your options and you later want to change your request, you must do so with respect to 100% of (or all shares covered by) a particular option grant. Similarly, if you elect not to request that we exchange your options and you later want to change your request, you must do so with respect to 100% of a particular option grant.

     To change your election, you must deliver a new, properly completed election form to Gerri Smith by fax at (301) 987-1701 or by mail or by hand delivery to her attention at 708 Quince Orchard Road, Gaithersburg, Maryland 20878. The change in election form must be clearly dated after your original election form. If you are changing your election in order to accept the offer, the new properly completed election form must include the information regarding the eligible options you wish to request that we exchange. Once we receive a new, properly completed election form submitted by you, your previously submitted election form will be disregarded.

     To withdraw a previous request that we exchange one or more options, you must deliver a notice of withdrawal by fax or mail or hand delivery to Gerri Smith as described above. The notice of withdrawal must be clearly dated after your original election form and any subsequent new election forms. A form of notice of withdrawal is available on our Intranet site at http://glgc by clicking on Human Resources and selecting HR Forms.

     You may change your election or withdraw your tendered options by providing notice to Gerri Smith as described above prior to 12:00 Noon, Eastern Standard Time, on the expiration date, December 10, 2002. Any election or withdrawal form received after 12:00 Noon, Eastern Standard Time, on December 10, 2002 will not be accepted unless we have extended the offer period and the election or withdrawal form is received before the extended expiration date. If we extend this offer beyond that time, you may change your election or withdraw your tendered options at any time until the extended expiration of this offer. In addition, if at 5:00 p.m. on January 8, 2003 (the date which is 40 business days from the commencement of the offer), we have failed to accept your options, you may withdraw your tendered options at any time after such date.

     Neither we nor any other person is obligated to inform you of any defects or irregularities in any election form or notice of withdrawal, and no one will be liable for failing to inform you of any defects or irregularities. We will determine, in our sole discretion, all questions as to the validity and form, including time of receipt, of election forms and notices of withdrawal. Our determinations of these matters will be final and binding.

5.	ACCEPTANCE OF OPTIONS FOR EXCHANGE AND GRANT OF NEW OPTIONS

     Subject to our rights to extend, terminate or amend this offer, and subject to our right to reject all requests for exchange at our discretion, we expect that we will accept promptly after the expiration of this offer all eligible options that you properly surrender to us prior to the expiration date (and that you have not validly withdrawn) and we will notify you of our acceptance on the acceptance date, which is currently scheduled to occur on December 11, 2002.

     If we accept the options that you surrender for exchange in this offer, then you will not be granted any additional options during the period from the acceptance date to the date when we grant your new options. This generally is necessary to avoid incurring any compensation expense against our earnings due to accounting rules that could apply, as a result of this offer, to interim option grants.

     For purposes of this offer, we will be deemed to have accepted for exchange options that are properly tendered and not validly withdrawn when we give written notice to the optionholders of our acceptance for exchange of such options, which may be by company-wide mail or email or by issuance of a press release. We have reserved the right at our sole discretion to reject any or all requests to exchange eligible options. Subject to our rights to extend, terminate or amend this offer, we currently expect that we will accept promptly following the expiration date all properly tendered options that are not validly withdrawn.

     Promptly after we accept options surrendered for exchange, we will provide the tendering optionholders with notice of acceptance.

     If, for any reason, you are not an employee of Gene Logic from the acceptance date through the date when we grant the new options, then you will not receive any new options or any other consideration in exchange for your surrendered options. This means that if you die, become disabled, terminate your employment with or without good reason or we terminate your employment with or without cause before the date when we grant the new options, then you will not receive anything for the surrendered options. You might not receive new options, or you might receive options with different terms, if prior to the grant of new options Gene Logic enters into an agreement for merger or other similar transaction in which there is to be a change in control of Gene Logic. (See Section 6).

6.	CONDITIONS OF THIS OFFER

      We may terminate or amend this offer, or postpone our acceptance and cancellation of any options surrendered to us, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time prior to the expiration date, we determine that any of the following events has occurred, and, in our reasonable judgment, it is inadvisable for us to proceed with this offer:

•	any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of this offer, the acceptance of some or all of the surrendered options, the issuance of new options, or otherwise relates to this offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects;

•	any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(a)	make it illegal for us to accept some or all of the surrendered options or to issue some or all of the new options or otherwise restrict or prohibit consummation of this offer or otherwise relate to this offer;

(b)	delay or restrict our ability, or render us unable, to accept some or all of the surrendered options for exchange or to issue new options for some or all of the surrendered options;

(c)	materially and adversely affect our business, condition (financial or other), income, operations or prospects;

•	there is any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles or other accounting standards or principles that could or would require us to record a compensation expense against our earnings in connection with this offer for financial reporting purposes or otherwise would have an adverse impact on our financial results;

•	another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

(a)	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group is formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer;

(b)	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

(c)	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement that it intends to acquire us or any of our assets or securities;

or

•	there occurs any change or changes in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that in our reasonable judgment is materially adverse to us.

     The conditions to this offer are for our benefit. We may assert them in our sole discretion prior to the expiration date and we may waive them at any time and from time to time prior to the expiration date, whether or not we waive any other condition to this offer. Our failure to exercise any of these rights is not a waiver of any of these rights, and the waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon everyone.

7.	PRICE RANGE OF COMMON STOCK

     Our common stock is traded on The Nasdaq National Market under the symbol “GLGC.” The following table shows, for the periods indicated, the high and low closing prices per share of our common stock.

	High	Low

Fiscal Year Ended December 31, 2000:
Third Quarter	$35.500	$16.563
Fourth Quarter	25.813	14.563
Fiscal Year Ended December 31, 2001:
First Quarter	25.125	14.188
Second Quarter	26.050	14.984
Third Quarter	21.300	11.140
Fourth Quarter	20.800	12.400
Fiscal Year Ending December 31, 2002:
First Quarter	19.700	14.300
Second Quarter	18.990	11.550
Third Quarter	12.850	7.390
Fourth Quarter (through November 5)	8.410	5.800

     As of November 5, 2002, the last reported closing price of our common stock as reported on The Nasdaq National Market was $8.410 per share.

     We recommend that you obtain current market quotations for our common stock before deciding whether to elect to surrender any of your eligible options.

8.	SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS

     Consideration. Subject to the terms and conditions of this offer, for every five (5) shares of common stock subject to the unexercised portion of your surrendered option, you will receive a new option to purchase four (4) shares of common stock, rounded down to the nearest whole number of shares.

     A new option granted in exchange for a surrendered option will generally be vested at the time of grant to the same extent on a percentage basis that the surrendered option would have been vested if it had remained in effect through the time of grant and will continue to vest according to the vesting schedule of your surrendered option, provided that the actual number of shares vested and vesting in the future will be adjusted on a percentage basis (i.e. proportionately to reflect the exchange ratio of four (4) new shares for each five (5) available under the surrendered options). However, new options granted to “non-exempt” employees within the meaning of the FLSA (i.e. employees entitled to be paid overtime) will not be exercisable until six months after the date of the new option grant.

     The exercise price of any new options granted by us to you in return for your surrendered options will be the fair market value of a share of our common stock on the grant date (we expect that the grant date will be between June 12, 2003 and July 11, 2003). Under the 1997 plan, fair market value is determined by the closing price reported on The Nasdaq National Market on the last trading date prior to the grant date.

     As of November 5, 2002, there were issued and outstanding options to purchase 2,987,534 shares of our common stock that are eligible to participate in this offer. If all outstanding eligible options are exchanged, under the proposed exchange ratio and subject to the conditions set forth in this offer, we would grant new options to purchase a total of 2,390,027 shares of our common stock (subject to minor adjustments for rounding down individual grants to the nearest whole number of shares). Assuming all of these options were issued, the common stock issuable upon exercise of the new options would equal approximately 8.8% of the total shares of our common stock outstanding as of November 5, 2002. We will issue the new options under our 1997 plan.

     Terms of New Options. Subject to the conditions set forth in this offer, we will enter into a new option agreement with each optionholder who requests that we exchange his or her options in this offer that we have accepted for exchange. The terms and conditions of the new options may vary from the terms and conditions of the options surrendered for exchange. Because we will not grant new options prior to the first business day that is at least six months plus one day after the acceptance date, the new options may have a higher exercise price than some or all of the surrendered options. The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options.

     You might not receive new options if prior to the grant of new options Gene Logic enters into an agreement for merger or other similar transaction in which there is to be a change in control of Gene Logic.

     The following description of the 1997 plan under which the new options will be granted is a summary and is not complete. Complete information about the 1997 plan is included in the 1997 plan which is on file with the SEC as an exhibit to the Schedule TO that was filed in connection with this offer. A copy of the 1997 plan is also available on our Intranet under Human Resources – and selecting Benefits. Please contact Gerri Smith by mail at 708 Quince Orchard Road, Gaithersburg, Maryland 20878, or by email at gsmith@genelogic.com to request copies of the 1997 plan (or copies of your current option grant agreement). We will provide copies promptly and at our expense.

     The essential features of the 1997 plan are outlined below:

     General. The 1997 plan provides for the grant of incentive stock options and nonstatutory stock options (collectively “awards”). All of the employees and consultants of Gene Logic and its affiliates are eligible to participate in the 1997 plan.

     Administration. The Board of Directors has delegated administration of the 1997 plan to the Compensation Committee of the Board of Directors. As used herein with respect to the 1997 plan, the term “Board of Directors” refers to any committee the Board of Directors appoints as well as the Board of

Directors itself. Subject to the provisions of the 1997 plan, the Board of Directors has the power to construe and interpret the 1997 plan and to determine the persons to whom and the dates on which awards will be granted, the number of shares of common stock to be subject to each award, the time or times during the term of each award within which all or a portion of such award may be exercised, the exercise price, the type of consideration and other terms of the award.

     Eligibility. Incentive stock options may be granted under the 1997 plan only to employees (including officers and employee directors) of Gene Logic and its affiliates. Employees (including officers and employee directors) and consultants of both Gene Logic and its affiliates are eligible to receive nonstatutory stock options under the 1997 plan.

     No incentive stock option may be granted under the 1997 plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of stock of Gene Logic or any affiliate, unless the exercise price is at least 110% of the fair market value of the stock subject to the option on the grant date and the term of the option does not exceed five years from the grant date. In addition, the aggregate fair market value, determined at the time of grant, of the shares of common stock of Gene Logic with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the 1997 plan and all other such plans of Gene Logic and its affiliates) may not exceed $100,000.

     No person may be granted options under the 1997 plan exercisable for more than 700,000 shares of common stock of Gene Logic in any calendar year (the “Section 162(m) Limitation”). Any such award that is terminated, surrendered or cancelled shall nonetheless continue to count toward this maximum annual grant limit for the year it was issued.

     Stock Subject to the 1997 Plan. An aggregate of 9,600,000 shares of common stock of Gene Logic is reserved for issuance under the 1997 plan. If awards granted under the 1997 plan expire or otherwise terminate without being exercised, the shares of common stock of Gene Logic not acquired pursuant to such awards again become available for issuance under the 1997 plan.

     Exercise Price; Payment. The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of the grant and, in some cases, as described above, may not be less than 110% of such fair market value. The exercise price of nonstatutory stock options may not be less than 100% of the fair market value of the stock on the grant date. “Fair market value” is defined in the 1997 plan as the closing sales price of the stock as quoted on The Nasdaq National Market on the last market trading day prior to determination. The exercise price of options granted under the 1997 plan must be paid either in cash at the time the option is exercised or, at the discretion of the Board of Directors, (i) by delivery of other common stock of Gene Logic held by the optionee for over six months; (ii) pursuant to a deferred payment or other arrangement; or (iii) in any other form of legal consideration acceptable to the Board of Directors. Such legal consideration may include payment pursuant to an irrevocable direction to a broker to deliver to Gene Logic proceeds from the sale of common stock to be issued under the option to pay the exercise price of the stock option and, in the case of a nonstatutory stock option, any tax withholdings.

     Option Exercise. Options granted under the 1997 plan may become exercisable in cumulative increments (“vest”) as determined by the Board of Directors. Shares covered by options granted under the 1997 plan may be subject to different vesting terms. The Board of Directors has the power to accelerate the time during which an option may vest or be exercised. In addition, options granted under the 1997 plan may permit exercise prior to vesting, but in such event, Gene Logic shall be able to repurchase unvested shares, generally at their exercise price, should the participant’s service terminate before vesting. To the extent provided by the terms of an option, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, or by delivering already-owned common stock of Gene Logic which has been held by the optionee for over six months or by a combination of these means; provided however, that the fair market value of any shares of common stock delivered shall not be in excess of the minimum amount of tax withholding required by statute.

     Term. The maximum term of options under the 1997 plan is 10 years, except that in certain cases the maximum term is five years. Options under the 1997 plan issued to date generally terminate three months after termination of the participant’s service, subject to certain exceptions set forth in the 1997 plan and the respective option grant agreements.

     Restrictions On Transfer. The participant may not transfer an incentive stock option otherwise than by will or by the laws of descent and distribution. During the lifetime of the participant, only the participant may exercise an incentive stock option. The Board of Directors may grant nonstatutory stock options that are transferable. Shares subject to repurchase by Gene Logic may be subject to restrictions on transfer that the Board of Directors deems appropriate.

     Adjustment Provisions. Transactions not involving receipt of consideration by Gene Logic, such as a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by Gene Logic, may result in changes to the stock that is subject to the 1997 plan and outstanding awards. In that event, the 1997 plan will be appropriately adjusted as to the class and the maximum number of shares of common stock subject to the 1997 plan and the Section 162(m) Limitation and outstanding awards will be adjusted as to the class, number of shares and price per share of common stock subject to such awards.

     Effect Of Certain Corporate Events The 1997 plan provides that, in the event of a dissolution, liquidation or sale of substantially all of the assets of Gene Logic, specified types of merger or other corporate reorganization, any surviving or acquiring corporation will be required to either assume awards outstanding under the 1997 plan or substitute similar awards for those outstanding under the 1997 plan. If any surviving or acquiring corporation declines to assume awards outstanding under the 1997 plan, or to substitute similar awards, then, with respect to participants whose service has not terminated, the vesting and the time during which such awards may be exercised will be accelerated, and such awards will terminate if the participant does not exercise them before a change in control. In the event that any person who was providing services as an employee, director or consultant immediately prior to the consummation of a change of control is terminated other than for cause within 12 months following such change of control, any awards held by such persons shall immediately become vested and exercisable or free from repurchase rights, subject to any separate severance agreement. Additionally, participants in the Gene Logic Executive Severance Plan have certain rights thereunder to acceleration of vesting of stock options in connection with a change of control.

     Duration, Amendment And Termination The Board of Directors may suspend or terminate the 1997 plan without stockholder approval or ratification at any time. Unless sooner terminated, the 1997 plan will terminate on September 29, 2007. The Board may also amend the 1997 plan at any time or from time to time. However, no amendment will be effective unless approved by the stockholders of Gene Logic if such modification requires stockholder approval in order to comply with Rule 16b-3 of the Exchange Act or satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or any Nasdaq or securities exchange listing requirements. The Board may submit any other amendment to the 1997 plan for stockholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

9.	INFORMATION ABOUT GENE LOGIC; SUMMARY FINANCIAL INFORMATION; RISK FACTORS

     Our principal corporate offices are located at 708 Quince Orchard Road, Gaithersburg, Maryland 20878. The telephone number at our principal corporate offices is (301) 987-1700. Our common stock is listed on The Nasdaq National Market under the symbol “GLGC.”

     Financial Information: The information set forth on pages F-1 through F-21 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and the information set forth on pages 3 through 7 of our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 are incorporated herein by reference. See Section 16 “Additional Information” for instructions on how you can obtain copies of our SEC filings, including our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 (which will be available on or before November 14, 2002) and other filings that contain our financial statements and other important information.

SUMMARY FINANCIAL INFORMATION

     The following summary historical consolidated financial data should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2001 and our unaudited financial statements for the interim period ended June 30, 2002 incorporated by reference in this document. The consolidated statements of operations data for the years ended December 31, 2001 and 2000 and the consolidated balance sheet data as of December 31, 2001 and 2000 have been derived from our audited consolidated financial statements incorporated by reference in this document. The statements of operations data for the six-month period ended June 30, 2002 and the balance sheet data as of June 30, 2002 are derived from our unaudited financial statements incorporated by reference in this document. Results for the six-month period ended June 30, 2002 are not necessarily indicative of the expected results for any future interim period or the full year. See Section 16 “Additional Information” for instructions on how you can obtain copies of our SEC filings, including our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 (which will be available on or before November 14, 2002) and other filings that contain our financial statements and other important information.

	Six Months
	Ended June 30,	Year Ended December 31,

	2002	2001	2000

	(Unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$25,908	$43,328	$26,883
Expenses:
Research and development	28,408	59,029	44,014
Selling, general and administrative	10,703	19,323	17,770
Amortization of goodwill	—	1,524	1,524

Total expenses	39,111	79,876	63,308

Loss from operations	(13,203)	(36,548)	(36,425)
Interest (income), net	(1,624)	(8,645)	(13,706)
Other (income)	(250)	(83)	(234)
Write-down of Neuralstem investment	—	2,495	—
Income tax expense	584	533	210

Net loss before equity in net loss of unconsolidated investees and cumulative effect of change in accounting principle	(11,913)	(30,848)	(22,695)
Equity in net loss of unconsolidated investees	—	2,322	—

Net loss before cumulative effect of change in accounting principle	(11,913)	(33,170)	(22,695)
Cumulative effect of change in accounting principle	—	—	(1,322)

Net loss	$(11,913)	$(33,170)	$(24,017)

Amounts per common share, basic and diluted:
Net loss before cumulative effect of change in accounting principle	$(0.44)	$(1.25)	$(0.90)
Cumulative effect of change in accounting principle	—	—	(0.05)

Net loss	$(0.44)	$(1.25)	$(0.95)

Shares used in computing basic and diluted net loss per common share	26,874	26,540	25,209

		December 31,

	June 30, 2002	2001	2000

	(Unaudited)
		(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$180,971	$197,818	$229,482
Working capital	171,322	187,184	211,300
Total assets	243,026	256,927	289,533
Total long-term debt	769	338	2,966
Total stockholders’ equity	$215,448	$226,027	$253,715

RISK FACTORS

     Participation in this offer involves a number of potential risks, including those described below. The risks described below and the risk factors under the heading entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 28, 2002, highlight the material risks of participating in this offer and investing in our common stock. Eligible employees should carefully consider these risks and are encouraged to speak with legal, financial or tax advisors as necessary before deciding whether or not to request that we exchange your options in this offer. In addition, we strongly urge you to read the rest of these materials for a fuller discussion of the risks that may apply to you before deciding whether or not to request that we exchange your options in this offer.

Economic Risks of Participating in This Offer

     IF OUR STOCK PRICE INCREASES AFTER THE DATE WE ACCEPT YOUR SURRENDERED OPTIONS, YOUR SURRENDERED OPTIONS MIGHT HAVE BEEN WORTH MORE THAN THE NEW OPTIONS THAT YOU RECEIVE IN EXCHANGE FOR THEM.

     The exercise price of any new options granted by us to you in return for your surrendered options will be the fair market value of a share of our common stock on the grant date (we expect that the grant date will be between June 12, 2003 and July 11, 2003). Under the 1997 plan, fair market value is determined by the closing price reported on The Nasdaq National Market on the last trading date prior to the grant date.

     You will be at risk of any such increase in our common stock price before the grant date of the new options for these or any other reasons. Before the date we grant the new options, our shares could increase or decrease in value, and the exercise price of the new options could be higher or lower than the exercise price of options you elect to surrender for exchange as part of this offer. Among the factors that could cause our stock price to increase or decrease are those set forth in our Annual Report on Form 10-K and;

•	quarterly variations in our operating results;

•	conditions and publicity regarding the genomics or life sciences industries generally;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	the filing of a class action or other material lawsuit against us;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	general market conditions;

•	sales of substantial amounts of our stock by existing stockholders or our officers and directors; and

•	domestic and international economic factors unrelated to our performance.

     IF WE ENTER INTO AN AGREEMENT FOR A MERGER OR OTHER SIMILAR TRANSACTION, YOU COULD RECEIVE OPTIONS WITH DIFFERENT TERMS THAN THE NEW OPTIONS CONTEMPLATED BY THIS OFFER OR YOU COULD RECEIVE NO STOCK OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR SURRENDERED OPTIONS

     It is possible that, prior to the grant of new options, we could enter into an agreement for a merger or other similar transaction that could result in a material change in our business or management. We expect that we would negotiate with any such acquiring or surviving company to honor our promise to grant new stock options. However, if we were not successful in these negotiations, you could receive options with different terms than the new options contemplated by this offer or you could receive no stock options or any other consideration in exchange for your surrendered options.

     Depending on the structure or the type of the transaction, if you surrender options in this offer, you might, among other things, be deprived of any future price appreciation in the shares subject to the new options by being given cash instead of options or you might receive an option to purchase a security other than our common stock.

     IF YOU PARTICIPATE IN THIS OFFER, YOU WILL NOT BE ELIGIBLE TO RECEIVE ANY OPTION GRANTS UNTIL ON OR AFTER JUNE 12, 2003 AT THE EARLIEST.

     Employees are generally eligible to receive option grants at any time that our Board of Directors or Compensation Committee or other properly authorized committee chooses to make them. However, if you participate in this offer, you will not be eligible to receive any option grants, including grants upon promotion, until on or after June 12, 2003, at the earliest, due to potentially adverse accounting consequences to us if we grant options to you earlier.

     IF YOUR EMPLOYMENT TERMINATES PRIOR TO THE GRANT OF THE NEW OPTIONS, YOU WILL RECEIVE NEITHER A NEW OPTION NOR THE RETURN OF YOUR SURRENDERED OPTION.

     Once your option is surrendered and accepted by us, it is gone. Accordingly, if your employment with us or one of our wholly owned subsidiaries terminates for any reason prior to the grant date of the new options, you will have the benefit of neither the surrendered option nor the new options. We plan to grant the new options during the 30 day period beginning on the first business day that is at least six months plus one day following the acceptance date.

Certain Federal Income Tax-related Risks of Receiving Participating in This Offer

     Except as explained below, all new options that are issued in exchange for current eligible options are intended to be incentive stock options. One of the requirements to qualify as an incentive stock option is a limit on the amount of all incentive stock options granted to you by us that can first become exercisable in any one calendar year. In particular, for each employee, no more than $100,000 of incentive stock options can first become exercisable in any one calendar year. The $100,000 amount is calculated by multiplying the number of shares subject to all of your options intended to be incentive stock options, which first become vested in the relevant year, by the fair market value of the common stock on the respective option grant date. The entire portion of your new options that is vested on the grant date will be considered first exercisable in 2003. Therefore, it is possible that a portion of your new options that are intended to be incentive stock options (plus the applicable portion of any ISOs not surrendered) may exceed the $100,000 limit for any given year. That portion (according to the order in which your options are granted) in excess of $100,000 will be deemed to be a nonqualified stock option. Also, the holding period for favorable tax treatment of your new options that qualify as incentive stock options will begin on the grant date of the new options regardless of the amount of time you have held any incentive stock options tendered in the offer. In general, nonqualified stock options may be less favorable to you from a tax perspective.

     We believe that this offer will not change the U.S. federal income tax treatment of subsequent exercises of your incentive stock options (and sales of shares acquired upon exercise of such options) if you do not participate in this offer. However, there is a risk that the IRS could successfully assert a position that could result in extending the requisite holding periods of eligible incentive stock options’ which you do not exchange, in order to qualify for favorable tax treatment, or in the converting of eligible incentive stock options into nonqualified stock options. We do not know if the IRS will assert such a position. We believe that by reserving a right to reject any or all options surrendered for exchange, we have structured this offer so as to mitigate the risk that the IRS would make such an assertion. (See Section 13.).

10.	INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS

     The following is a list of our Directors and executive officers and their beneficial ownership of our eligible options as of November 5, 2002:

	Shares of Common
	Stock Underlying		Percent of Total
	Position and	Eligible Options	Eligible Options
Name	Offices Held	Beneficially Owned	Outstanding
Mark. D. Gessler	Chairman of the Board, Chief Executive Officer and President	320,000	10.7
Philip L. Rohrer, Jr.	Chief Financial Officer	120,000	4.0
Y. Douglas Dolginow, M.D.	Senior Vice President, Pharmacogenomics	110,000	3.7
Victor M. Markowitz, D.Sc	Senior Vice President and Chief Information Officer	110,000	3.7
David S. Murray	Senior Vice President, Marketing & Sales	212,000	7.1
F. Dudley Staples	Senior Vice President and General Counsel	0	*
Jules Blake, Ph.D.	Director	0	*
Michael J. Brennan, M.D., Ph.D.	Director	120,000	4.0
Charles L. Dimmler, III	Director	0	*
G. Anthony Gorry, Ph.D	Director	0	*

J. Stark Thompson, Ph.D.	Director	0	*

*	represents less than 1%

(1)	Based upon 2,987,534 eligible options outstanding on November 5, 2002

     As of November 5, 2002, our executive officers and Directors as a group beneficially owned options (including options not yet vested) to purchase a total of 2,220,994 shares of our common stock, which represented approximately 44.6% of the shares subject to all options outstanding under the plans. Our executive officers are eligible to participate in the offer.

     Please see our proxy statement filed with the SEC on April 12, 2002 in connection with our annual meeting of stockholders, for information regarding the amount of securities beneficially owned by our executive officers and Directors as of April 1, 2002.

     The business address and telephone number of each director and executive officer is care of Gene Logic Inc., 708 Quince Orchard Road, Gaithersburg, Maryland, 20878, (301) 987-1700.

     Except with respect to the Gene Logic Executive Severance Plan, there are no agreements, arrangements or understandings between us or, to our knowledge, any member of our Board of Directors or any of our executive officers, and any other person involving the options or our common stock. In addition, neither we nor, to the best of our knowledge, any member of our Board of Directors or executive officers, nor any member of the Board of Directors or executive officer of any of our subsidiaries, engaged in transactions involving the options or our common stock during the 60 days prior to this offer, with the exception that such persons may elect periodic withholding of salary to make purchases pursuant to the provisions of our employee stock purchase plan.

11.	STATUS OF OPTIONS ACQUIRED BY US IN THIS OFFER; ACCOUNTING CONSEQUENCES OF THIS OFFER

     Many of our optionholders hold options with exercise prices significantly higher than the current market price of our common stock. We believe that it is in our best interest to offer these optionholders an opportunity to more effectively participate in the potential growth in our stock price. We could accomplish this goal by repricing existing options, which would enable optionholders to immediately receive replacement options with a lower exercise price. However, the repriced options would be subject to variable accounting, which may require us to record additional compensation expense each quarter until the repriced options were exercised, canceled or expired, which could have negative consequences on our earnings. Furthermore, if we were to cancel an option and you were granted an option with a lower exercise price than the canceled option within:

•	either (1) the six month period prior to commencement of the tender offer plus the time from commencement of the tender offer until acceptance of the surrendered options or (2) the period from the grant date of such canceled option to the date of cancellation of such option, or

•	the period ending six months after the date when the option was canceled,

then the cancellation and grant would be deemed a repricing that would result in variable accounting.

     We believe that we can accomplish our goals of providing optionholders with the benefit of choosing whether they want to receive options that over time may have a greater potential to increase in value without incurring material current or future compensation expense solely as a result of this offer because:

•	we will not grant any new options to participating optionholders until at least the first business day that is at least six months plus one day after the acceptance date,

•	the exercise price of all new options will equal the fair market value of our common stock on the date when we grant the new options, and

•	we will not grant any new options to a participating optionholder unless that person tenders for expiration and cancellation all options that have been granted to that optionholder after May 4, 2002 and prior to the expiration date of this offer that have an exercise price less than the exercise price of any other option tendered or as otherwise required under the accounting rules.

     Eligible options that are surrendered in connection with this offer will be amended, expire and be canceled if accepted for exchange. The shares of common stock underlying expired and canceled eligible options that had been granted under the option plans will be returned to the pool of shares available for grants of new awards or options under the 1997 plan.

12.	LEGAL MATTERS; REGULATORY APPROVALS

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by this offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the options as described in this offer. If any such approval or other action should be required, we presently intend to seek the approval or take the action. This could require us to delay the exchange of options surrendered to us. We cannot assure you that we would be able to obtain any required approval or take any other required action.

13.	MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of the material federal income tax consequences of the exchange of old options for new options pursuant to this offer under the income tax laws of the United States, in which all or substantially all of our employees are tax residents. This discussion is based on the tax laws as of this date, which are subject to change, possibly on a retroactive basis. This information may be out of date at the time that you tender your old options, receive your new options, exercise your options and/or sell the shares you acquire on such exercise. This discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of employees. Except as specifically set forth below, this summary does not address the tax consequences that may arise upon the sale of shares acquired by an optionholder under an option or upon the payment of any dividend on such shares. Further, this summary does not address the tax consequences that may arise as a result of a gift or other disposition (other than by sale) of shares acquired by an optionholder under an option.

     We recommend that you consult with your own tax advisor with respect to the federal, foreign, state, provincial or local tax consequences that may be applicable to you as a result of participating in the offer. Moreover, if you are a citizen or resident of a country other than the country in which you work, or are subject to the tax laws of more than one country, or change your residence or citizenship during the term of the options, the information contained below may not be applicable to you. All employees should consider obtaining professional advice regarding the applicability of tax laws.

Material Federal Income Tax Consequences for Employees Who Are Tax Residents in the United States

     Exchange of Options. Optionholders who surrender outstanding options for new options should not be required to recognize income for U.S. federal income tax purposes upon the expiration and cancellation of outstanding eligible options or upon the grant of the new options. We believe that the expiration and cancellation of outstanding eligible options and the grant of the new options should be treated as a non-taxable exchange.

     There is a risk that the IRS could successfully assert a position that could result in extending the requisite holding periods of eligible incentive stock options’ which you do not exchange, in order to qualify for favorable tax treatment, or in the converting of eligible incentive stock options into nonqualified stock options. We do not know if the IRS will assert such a position. We believe that by reserving a right to reject any options surrendered for exchange, we have structured this offer so as to mitigate the risk that the IRS would make such an assertion.

     Incentive Stock Options. You will not have income upon the grant of an incentive stock option. Also, except as described below, you will not have income when you exercise an incentive stock option if you have been employed by Gene Logic at all times beginning with the option grant date and ending three months before the date you exercise the option (or twelve months before then if you terminated employment due to a permanent and total disability.) If you have not been so employed during that time, then you will be taxed as described below under “Nonstatutory Stock Options.”

     You will have income if you sell stock acquired under an incentive stock option at a profit (i.e. your sales proceeds exceed your exercise price). The type of income will depend on when you sell the stock. If you sell the stock more than two years after the option was granted and more than one year after you exercised the option, then all of your profit will be long-term capital gain. If you sell the stock prior to satisfying these holding periods, then you will have engaged in a disqualifying disposition and a portion of your profit will be ordinary income and a portion may be capital gain. Upon a disqualifying disposition, you will have compensation (ordinary) income equal to the lesser of:

•	the fair market value of the stock on the day you exercised the option (determined by the closing price of the stock on the last trading day before the date of exercise) less your exercise price; and

•	your profit.

     If your profit exceeds the compensation (ordinary) income, then the excess profit will be capital gain. This capital gain will be long-term if you have held the stock for more than one year and otherwise will be short-term.

     If you sell the stock at a loss (your sales proceeds are less than your exercise price), then the loss will be a capital loss. This capital loss will be long-term if you have held the stock for more than one year and otherwise will be short-term.

     The alternative minimum tax treatment of incentive stock options differs from their treatment under the regular tax. You will have income for alternative minimum tax purposes when you exercise an incentive stock option. This may require you to pay taxes even though you have not sold the stock. In certain situations, you may be able to credit some of the alternative minimum tax you paid against your future regular taxes. The application of the alternative minimum tax and the use of any credit are complicated and depend upon your personal circumstances. We suggest that you consult your tax advisor.

     Except as explained below, all new options that are issued in exchange for current eligible options are intended to be incentive stock options. One of the requirements to qualify as an incentive stock option is a limit on the amount of all incentive stock options granted to you by us that can first become exercisable in any one calendar year. In particular, for each employee, no more than $100,000 of incentive stock options can first become exercisable in any one calendar year. The $100,000 amount is calculated by multiplying the number of shares subject to all of your options intended to be incentive stock options, which first become vested in the relevant year, by the fair market value of the common stock on the respective option grant date. The entire portion of your new options that is vested on the grant date will be considered first exercisable in 2003. Therefore, it is possible that a portion of your new options that are intended to be incentive stock options (plus the applicable portion of any ISOs not surrendered) may exceed the $100,000 limit for any given year. That portion (according to the order in which your options are granted) in excess of $100,000 will be deemed to be a nonqualified stock option. Also, the holding period for favorable tax treatment of your new options that qualify as incentive stock options will begin on the grant date of the new options regardless of the amount of time you have held any incentive stock options tendered in the offer.

     Nonstatutory Stock Options. You will not have income upon the grant of a nonstatutory stock option. You will have compensation (ordinary) income when you exercise a nonstatutory stock option equal to the value of the stock on the day you exercised the option less your exercise price. When you sell the stock, you will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day you exercised the option (determined by the closing price of the stock on the last trading day before the date of exercise). This capital gain or loss will be long-term if you have held the stock for more than one year and otherwise will be short-term.

     Payment of Exercise Price With Stock. The 1997 plan permits you to pay the exercise price of an option with certain Gene Logic stock held for more than six months having a value equal to the exercise price. While this will not alter the tax treatment of the option exercise, it will alter the calculation of your income when you ultimately sell the stock. Generally, you will not have income with respect to the transfer of stock to pay the exercise price even if you otherwise would have had income if you sold the stock. The payment of the exercise price with stock acquired under an incentive stock option or under our employee stock purchase plan, however, can be a disqualifying disposition, resulting in income to you if the holding periods described above are not met. We suggest that you consult your tax advisor if you intend to pay the exercise price with stock.

     Tax Rates. Long-term capital gain will generally be subject to lower income tax rates than short-term capital gain and compensation income. Compensation income will also be subject to a Medicare tax and a social security tax, as applicable. However, the Internal Revenue Service has imposed an indefinite moratorium on the imposition of Medicare and social security taxes upon the exercise and sale of stock acquired under an incentive stock option. Your actual tax rates will depend upon your personal circumstances.

     Withholding. If you are our employee, then your compensation income will be subject to withholding for income, Medicare and social security taxes, as applicable. However, the Internal Revenue Service has imposed an indefinite moratorium on the withholding of income, Medicare and social security taxes upon the exercise and sale of stock acquired under an incentive stock option. Gene Logic requires withholding on same day sale exercises as a matter of policy. We will require you to make arrangements to satisfy any withholding obligation.

     Tax Consequences to Us. Generally, the exchange of outstanding eligible stock options for new options will not result in any tax consequences to us except that we will be entitled to a deduction when you have compensation income. Any such deduction will be subject to the limitations of Section 162(m)

of the Code.

     We recommend that you consult your own tax advisor with respect to the federal, state, foreign, provincial and local tax consequences of participating in the offer.

14.	EXTENSION OF THIS OFFER; TERMINATION; AMENDMENT

     We may at any time and from time to time extend the period of time during which this offer is open by giving you notice of the extension.

     Prior to the expiration date, we may postpone accepting and canceling any eligible options if any of the conditions specified in Section 6 occur. If we decide to postpone this offer, we must notify you and all other optionholders of the postponement.

     We may also elect to terminate or withdraw the offer if any of the conditions specified in Section 6 occur prior to the expiration date. If we terminate or withdraw this offer, we will be required by Rule 13e-4(f)(5) promulgated under the Exchange Act, to return the surrendered options promptly after we terminate or withdraw this offer.

     We may amend this offer at any time by notifying you of the amendment. If we extend the length of time during which this offer is open, the amendment must be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the last previously scheduled or announced expiration date. Any announcement relating to this offer will be sent promptly to optionholders in a manner reasonably designed to inform optionholders of the change.

     If we materially change the terms of this offer or the information about this offer, or if we waive a material condition of this offer, we will extend this offer to the extent required by Rule 13e-4(d)(2) and Rule 13e-4(e)(3) promulgated under the Exchange Act. Under these rules, the minimum period an offer must remain open following material changes in the terms of this offer or information about this offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will give you notice of the action:

•	we increase or decrease what we will give you in exchange for your options;

•	we increase or decrease the option exercise price that serves as the threshold for options eligible to be exchanged in this offer; or

•	we change any material criteria for eligibility to participate.

     If this offer is scheduled to expire within ten business days from the date we notify you of any such action, we will extend this offer for a period ending not earlier than ten business days after the date the notice is published.

15.	FEES AND EXPENSES

     We will not pay any fees or commissions to any broker, dealer or other person for asking optionholders whether they would like to elect to surrender their eligible options under this offer.

16.	ADDITIONAL INFORMATION

     This offer is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC.

This offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to surrender your eligible options:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2001, filed with the SEC on March 28, 2002;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2002, filed with the SEC on May 10, 2002 and our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2002, filed with the SEC on August 9, 2002;

•	our definitive proxy statement, filed with the SEC on April 12, 2002;

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on November 4, 1997, including any other amendments or reports we file for the purpose of updating that description; and

•	any document that we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this offer and before the expiration date. Information in these filings will be deemed to be incorporated by reference to this filing.

     The SEC file number for these filings is 0-23317. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room located at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

     Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov. or by going to http://www.genelogic.com/investors.htm and clicking on SEC Filings.

     We will also provide without charge to each person to whom we deliver a copy of these materials, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

Gene Logic Inc. 708 Quince Orchard Road Gaithersburg, Maryland 20878 Attn: Robert Burrows

or by telephoning Robert Burrows at (301) 987-1824 Monday through Friday between the hours of 9:00 a.m. and 5:00 p.m., Eastern Standard Time.

     As you read the documents listed in this section, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer, you should rely on the statements made in the most recently dated document.

     The information contained in this offer should be read together with the information contained in the documents to which we have referred you.

17.	MISCELLANEOUS

     If, at any time, we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law through such good faith effort, this offer will not be made to, nor will exchanges be accepted from or on behalf of, the optionholders residing in that jurisdiction.